FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Annexure

OTHER NEWS

Subject: Appointment of Mr. Sandeep Bakhshi as Managing Director & CEO

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

We wish to inform you that RBI vide its letter no DBR.Appt.No.3065/08.88.001/ 2018-19 dated October 15, 2018 has approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period of three years with effect from October 15, 2018.

Please take the above information and annexure to the letter pursuant to the requirements of Regulation 30 of SEBI (Listing obligations and disclosure requirements), 2015 on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

Reason for change	Appointment
Date of appointment	October 15, 2018
Brief Profile

Mr. Sandeep Bakhshi joined the Group on December 1, 1986, in the Project financing group of ICICI Limited. In the Bank he was responsible for the Wholesale Banking & Small and Medium enterprises business. He was appointed the Managing Director & CEO of ICICI Lombard General Insurance Company on April 01, 2002 and was instrumental in scaling up the private sector general insurance offerings in the country. Mr. Bakhshi was appointed as the Deputy Managing Director and had handled both the Retail and Corporate Banking business of ICICI Bank Limited, from May 1, 2009 to July 31, 2010. He was thereafter appointed as the Managing Director & CEO of ICICI Prudential Life Insurance Company from August 1, 2010 where under his leadership the Company redesigned various products, re-engineered the distribution architecture and made significant improvement in productivity. He successfully led the listing of the Company. He has leveraged technology and innovative business practices to enhance the quality of products and services offered to customers and improved operational efficiency.

Mr. Bakhshi has obtained his bachelors’ degree in mechanical engineering from Punjab Engineering College, Chandigarh and a post graduate degree in management from Xavier Labour Relations Institute, Jamshedpur. His responsibilities over the years include Strategic planning, business development, project appraisals, project monitoring and business re-structuring across the Group’s banking & insurance companies. He has over 32 years of experience in Finance, Banking and Insurance. Previously, he has also served as the chairman of ICICI Home Finance Company Limited.

Mr. Sandeep Bakhshi’s invaluable experience across the Bank’s businesses combined with his exposure in more than two of the Group companies as Managing Director & CEO in addition to his leadership attributes would strengthen the Bank’s leadership. He has built excellent relationship with the key regulators, clients, investors and has nurtured a team of diverse, successful and competent senior leaders.

The Board had approved the appointment of Mr. Sandeep Bakhshi as an Additional Director and Wholetime Director and Chief Operating Officer of ICICI Bank effective from June 19, 2018 which was subsequently approved by RBI on July 31, 2018 and the Shareholders of the Bank on September 12, 2018.

The Board at its Meeting held on October 4, 2018 had approved the appointment of Mr. Bakhshi as Managing Director & CEO for a period of five years until October 3, 2023, subject to regulatory and other approvals.
Disclosure of relationships between directors	Mr. Sandeep Bakhshi is not related to any other director of the Bank.

We affirm that Mr. Sandeep Bakhshi is not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 16, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager